EVOTEC PROVIDES UPDATE ON FINANCIAL IMPACT OF CYBER-ATTACK

Hamburg, Germany, 27 July 2023:
Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, ISIN: DE0005664809; NASDAQ: EVO) today announced that it is adjusting its guidance for the fiscal year 2023 due to the impact of the cyber-attack.

For the current fiscal year, the company now expects Group revenues in the range of € 750 – 790 m (previously € 820 – 840 m); unpartnered R&D is expected in a range of € 60 – 70 m (previously € 70 – 80 m); and the adjusted EBITDA is expected to reach € 60 – 80 m (previously € 115 – 130 m).

A strong start to the year with revenues exceeding € 210 m (unreviewed) and more than 30% revenue growth in the first quarter of 2023 proves that underlying business dynamics in a challenging environment are intact.

However, due to the discovery of a criminal cyber-attack on 6 April 2023, productivity was affected throughout the entire second quarter. In response to the criminal cyber-attack, Evotec took immediate action to contain and remediate the attack by taking its external-facing systems offline. This was deemed necessary to protect all the Company's partners and stakeholders and Evotec could ensure that integrity of scientific data remained unaffected. The Company re-started operations at the end of April with productivity reaching approx. 50% in May and more than 80% in June.

Subject to further analysis and the review by the auditor, revenues in the first six months are expected to exceed € 370 m. Due the nature of Evotec's collaborations with often long-term contracts, parts of missed revenues of at least € 70 m (net) – but not all – are expected to be recoverable still in H2 2023. Overall market circumstances are not expected to improve for the remainder of 2023.

Net costs directly related to managing the impact of the attack in Q2, which are one-off costs in nature, amount to approx. € 25 m.

The management of Evotec has decided to take value protection measures to mitigate effects of the cyber-attack and to build a better, safer, and even more efficient organisation for the future. Also, a faster than initially anticipated closing of the

technology partnership with Sandoz as well as the substantial expansions and extensions of two collaborations with BMS (neurodegeneration and targeted protein degradation) should help mitigate parts of the cyber-attack-related effects.

While one-off items exceeding € 90 m are affecting the outlook for 2023, additional optimisation measures are set to unfold their positive impact over to course of 2024 and beyond. Action Plan 2025 stays unchanged, targeting revenues of more than € 1 bn and an adjusted EBITDA of more than € 300 m.

Dr Werner Lanthaler, Chief Executive Officer of Evotec, commented: "The lower productivity throughout the second quarter significantly weighed on our financial results for the first half-year of 2023. Building on the strong starting position of excellent Q1 results, we assess all options and intend to ambitiously accelerate business recovery and resume the momentum towards our mission of together for medicines that matter for patients worldwide."

Webcast/Conference Call

Evotec invites capital market participants to a conference call on Friday, 28 July at 08:00 am CEST (07:00 am BST, 02:00 am EDT).

Conference call details

Date:	**28 July**
Time:	**08:00 am CEST (07:00 pm BST, 02:00 am EDT)**

To join via phone, please pre-register via this link. You will then receive a confirmation email with dedicated dial-in details such as telephone number, access code and PIN to access the call.

A simultaneous slide presentation for participants dialling in via phone is available under this link.

Webcast details

To join the audio webcast and to access the presentation slides you will find a link on our homepage *www.evotec.com* shortly before the event.

The on-demand version of the webcast will be available on our website: *https://www.evotec.com/en/investor-relations/publications*.

About the Half-year Report 2023

Details of H1 2023 results as well of the value protection plan will be provided with the release of the H1 2023 report on 29 August 2023. A conference call is scheduled for the same day at 02:00 pm CEST (01:00 pm BST, 08:00 am EDT).

ABOUT EVOTEC SE
Evotec is a life science company with a unique business model that delivers on its mission to discover and develop highly effective therapeutics and make them available to the patients. The Company's multimodality platform comprises a unique combination of innovative technologies, data and science for the discovery, development, and production of first-in-class and best-in-class pharmaceutical products. Evotec leverages this "Data-driven R&D Autobahn to Cures" for proprietary projects and within a network of partners including all Top 20 Pharma and over 800 biotechnology companies, academic institutions, as well as other healthcare stakeholders. Evotec has strategic activities in a broad range of currently underserved therapeutic areas, including e.g. neurology, oncology, as well as metabolic and infectious diseases. Within these areas of expertise, Evotec aims to create the world-leading co-owned pipeline for innovative therapeutics and has to-date established a portfolio of more than 200 proprietary and co-owned R&D projects from early discovery to clinical development. Evotec operates globally with more than 4,900 highly qualified people. The Company's 17 sites offer highly synergistic technologies and services and operate as complementary clusters of excellence. For additional information please go to www.evotec.com and follow us on Twitter @Evotec and LinkedIn.

FORWARD-LOOKING STATEMENTS
This announcement contains forward-looking statements concerning future events, including the proposed offering and listing of Evotec's securities. Words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "should," "target," "would" and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding Evotec's expectations for revenues, Group EBITDA and unpartnered R&D expenses. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Evotec at the time these statements were made. No assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Evotec. Evotec expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Evotec's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.